

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 13, 2007

Mr. J. William Clements
President, Director and Principal Financial Officer
Shannon International Inc.
100-238A Brownlow Avenue
Dartmouth, Nova Scotia, Canada B3B 2B4

> **Re:** **Shannon International Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed November 16, 2006**
> **File No. 000-30254**

Dear Mr. Clements:

We issued comments to you on the above captioned filing on January 23, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 28, 2007, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 28, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sandy Eisen at (202) 551-3864 if you have any questions.

Sincerely,

April Sifford
Branch Chief